UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

PGD ECO SOLUTIONS, INC.

(Exact Name of Registrant as Specified in its Charter)

Wyoming	87-2595116
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

7306 Skyview Ave

New Port Richey FL34653

(Address of Principal Executive Offices)

(727) 656-7967

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents managements analysis of the financial condition of PGD Eco Solutions Inc. as of June, 30 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-looking Statements

Statements made in this Quarterly Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Business Operations

PGD was incorporated to develop and build a prototype lithium ion battery pack assembly for residential and small business commercial applications certified to industry standards.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We continuously evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are important to the portrayal of our financial condition and results of operations and require our management’s subjective or complex judgment because of the sensitivity of the methods, assumptions and estimates used in the preparation of our financial statements.

Revenue Recognition Policy

PGD recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

Revenue from sales of lithium ion battery pack assemblies are recognized when the lithium ion battery pack assembly is sold and the product is delivered to the customer.

Cost of Sales

Cost of sales includes inventory costs of parts purchased for lithium ion battery pack assembly and resale, as well as other direct costs of assembly.

Investments

The Company’s investment in a marketable equity security is classified as short-term based on the nature of the security and its availability for use in current operations. The Company’s marketable equity security is measured at fair value with gains and losses recognized in other income/(expense), net.

Liquidity and Capital Resources of the Company

Current assets at June 30, 2022 totaled $39,297, which was comprised of $17,385 in cash and $3,062 in prepaid assets and $18,850 in investments. Current assets at December 31, 2021 totaled $30,671, which was comprised of $2,480 in cash, $13,141 in prepaid assets and $15,050 in investments. During the six months ended June 30, 2022, our operating activities used net cash of $45,595. Uses of cash are mainly due to the $52,928 net loss, as well net $3,600 in negative non-cash adjustments, partially offset by decreases of $10,079 in prepaid expenses and increases of $854 in accounts payable and accrued expenses.

Net cash provided by financing activities was $60,500 in the period ended June 30, 2022 due to proceeds of $46,500 on notes payable, related party, and $14,000 from the sale of common stock.

At June 30, 2022, the Company had negative working capital of $29,457, compared to working capital of $9,271 at December 31, 2021.

We continue to accumulate significant losses, but management expects it will be successful in generating positive cash flow from operations and plans to raise additional cash through the sale of equity to allow PGD to continue to expand its operations and continue as a going concern. However, there can be no assurance of success, which raises doubt about PGD’s ability to continue as a going concern.

Results of Operations for the Period ended June 30, 2022

During the six months ended June 30, 2022, we recognized $3,300 in revenue from the sale of lighting packages and $34,003 in cost of sales, or a gross loss of $30,703.

During the six months ended June 30, 2022, we had $26,025 in general and administrative expenses.

Other income consisted of a $3,800 unrealized gain on a marketable security.

As a result of the above, we recognized a net loss of $52,928 during the six months ended June 30, 2022.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements of any kind for the period ended June 30, 2022.

Item 2.	Other Information

None

Item 3.	Financial Statements

PGD ECO SOLUTIONS, INC.
UNAUDITED BALANCE SHEETS

	June 30,	December 31,
	2022	2021
ASSETS

Current Assets:
Cash	$17,385	$2,480
Prepaid assets	3,062	13,141
Investment	18,850	15,050
Total Current Assets	39,297	30,671

Total Assets	$39,297	$30,671

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Notes payable, related party	$67,000	$20,500
Accrued expenses, related party	1,754	900
Total Current Liabilities	68,754	21,400

Total Liabilities	$68,754	$21,400

Stockholders' Equity:
Preferred Stock Series A; $0.001 par value, 100,000,000 shares authorized and 10,000,000 and 10,000,000 shares issued and outstanding, respectively and outstanding	10,000	10,000
Common stock; $0.001 par value, 100,000,000 shares authorized and 100,210,000 and 100,000,000 shares issued and outstanding, respectively	100,340	100,000
Additional Paid-in Capital	13,860
Accumulated deficit	(153,657)	(100,729)
Total Stockholders' Equity	(29,457)	9,271

Total Liabilities and Stockholders' Equity	$39,297	$30,671

The accompanying notes are an integral part of these unaudited financial statements.

PGD ECO SOLUTIONS, INC.
UNAUDITED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2022
REVENUES
Power pack assembly sales	$3,300
Total revenues	3,300

COSTS OF SALES
Power pack assembly sales	34,003
Total cost of sales	34,003

GROSS MARGIN	(30,703)

OPERATING EXPENSES
Selling expenses
General and administrative	26,025
Total Costs and Expenses	26,025

OTHER INCOME
Unrealized gain on investment	3,800
Total Other Income	3,800

LOSS BEFORE INCOME TAXES	(52,928)
Provision for income taxes	—
NET LOSS	$(52,928)

Basic loss per common share	$(0.00)

Basic weighted average common shares outstanding	100,001,381

The accompanying notes are an integral part of these unaudited financial statements.

PGD ECO SOLUTIONS, INC.
UNAUDITED STATEMENT OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance, December 31, 2021	10,000,000	$10,000	100,000,000	$100,000	$—	$(100,729)	$9,271
Common stock issued for services	—	—	200,000	200	—	—	200
Common stock issued for cash	—	—	140,000	140	13,860	—	14,000
Net loss for the six months ended June 30, 2022	—	—	—	—	—	(52,928)	(52,928)
Balance, June 30, 2022	10,000,000	$10,000	100,340,000	$100,340	$13,860	$(153,657)	$(29,457)

The accompanying notes are an integral part of these unaudited financial statements.

PGD ECO SOLUTIONS, INC.

UNAUDITED STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2022
Cash Flows From Operating Activities:
Net loss	$(52,928)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Unrealized gain on investment	(3,800)
Common stock issued for services	200
Changes in operating assets and liabilities:
Increase in prepaid assets	10,079
Increase in accounts payable and accrued expenses	854
Net cash used in operating activities	(45,595)

Cash Flows From Financing Activities:
Proceeds from the issuance of notes payable, related party	46,500
Common stock issued for cash	14,000
Net cash provided by financing activities	60,500

Net change in cash	14,905
Cash, beginning of period	2,480

Cash, end of period	$17,385

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$—
Cash paid for taxes	$—

The accompanying notes are an integral part of these unaudited financial statements.

PGD ECO SOLUTIONS, INC.

FOOTNOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2022

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of PGD Eco Solutions, Inc. (“PGD”, or the “Company”). PGD was incorporated on August 31, 2021, under the laws of the State of Wyoming. PGD was incorporated to develop and build a prototype lithium-ion battery pack assembly for residential and small business commercial applications certified to industry standards.

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim financial statements be read in conjunction with PGD's most recent audited financial statements as of December 31, 2021. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.

Recent Accounting Pronouncements

PGD has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

Basic and Diluted Loss Per Share

PGD presents basic earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

The calculation of basic net loss per share for the six months ended June 30, 2022 is as follows:

Basic Loss Per Share:
Numerator:
Net loss	$(52,928)
Denominator:
Weighted-average common shares outstanding	100,001,381
Basic net loss per share	$(0.00)

PGD ECO SOLUTIONS, INC.

FOOTNOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2022

NOTE 2 - RELATED PARTY TRANSACTIONS

Note Payable

During the six months ended June 30, 2022, a significant shareholder of PGD advanced operating cash totaling $46,500. The advances are unsecured, do not accrue interest and are due on December 31, 2022. The balance of the advances is $67,000 and $20,500 at June 30, 2022 and December 31, 2021, respectively.

Office Space

During September 2021, PGD entered into a two year lease for the use of space at the personal residence of an officer of the Company. The agreement was for $300 per month beginning October 1, 2021. At December 31, 2021, none of the rent had been paid and $900 was accrued as payable.

During January 2022, the Company’s CEO resigned, the lease for the use of space at his personal residence was terminated and paid through January 31, 2022 and his 20,000,000 founders shares were transferred to another founder, of which, 14,800,000 were retained, 5,000,000 were transferred to a newly appointed CEO and 200,000 were transferred to a newly appointed member of the board of directors.

During February 2022, the Company entered into a new lease for the use of space at the personal residence of the Company’s new CEO. The lease began February 1, 2022, has a term of twenty-four months and monthly rent of $200.

Accrued rent payable was $1,000 and $900 at June 30, 2022 and December 31, 2021, respectively.

NOTE 3 - STOCKHOLDERS’ EQUITY

Common Stock

On June 29, 2022, PGD issued a total of 200,000 shares of common stock for services valued at $200, or $0.001 per share.

During June 2022, PGD sold 140,000 shares of its common stock for $14,000, or $0.10 per share.

NOTE 4 - GOING CONCERN

PGD's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, PGD has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the PGD's ability to continue as a going concern are as follows:

PGD made its first sale in 2021 and is seeking to raise up to $1,000,000 through a private placement of its common stock to finance future sales. The continuation of PGD as a going concern is dependent upon its ability to generate profitable operations that produce positive cash flows.  If PGD is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that PGD will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan.  The ability of PGD to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Draper, State of Utah, on September 27, 2022.

PGD Eco Solutions, Inc.

By	/s/ Paul Ogorek
CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ Paul Ogorek	9/27/2022
	Chief Operating Officer	Date

By	/s/ Samuel Becherer	9/27/2022
	Principal Accounting Officer	Date

By	/s/ Samuel Becherer	9/27/2022
	Principal Financial Officer	Date